UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DESIGNER BRANDS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

250565108

(CUSIP Number of Class of Securities)

Designer Brands Inc.

Attention: Michelle Krall, Esq.

Chief Legal Officer and Corporate Secretary

Designer Brands Inc.

810 DSW Drive

Columbus, Ohio 43219

(614) 237-7100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Erin E. Martin, Esq.

Celia A. Soehner, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-tender offer subject to Rule 14d-1. party
☒	issuer tender offer subject to Rule 13e-4.
☐	going-transaction subject to Rule 13e-3. private
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Designer Brands Inc., an Ohio corporation (“DBI” or the “Company”), on June 8, 2023 (the “Schedule TO”) in connection with the offer by the Company to purchase for cash up to $100,000,000 in value of shares of its Class A Common Shares, without par value (the “Shares”).

The Company’s tender offer (the “Offer”) is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2023, and previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Original Offer to Purchase”) as amended and supplemented by this Amendment No. 1 and the Supplement to Offer to Purchase, dated June 23, 2023 and filed herewith as Exhibit (a)(1)(G) (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”), and in the related Amended Letter of Transmittal, dated June 23, 2023, a copy of which is filed herewith as Exhibit (a)(1)(H) (the “Amended Letter of Transmittal,” and together with the Offer to Purchase, the “Offer Documents”).

The purpose of this Amendment No. 1 is to amend the Offer as described in the press release filed herewith as Exhibit (a)(7). On June 23, 2023, the Company announced that it has amended its previously announced modified “Dutch auction” tender offer to (i) increase the prince range at which it will purchase the Shares, to a purchase price of not greater than $10.00 nor less than $8.75 per Share, to the seller in cash, less any applicable withholding taxes and without interest and (ii) remove the financing contingency to which the Offer was previously subject. The New York Stock Exchange (“NYSE”) closing price of the Shares on June 22, 2023, the last full trading day preceding the filing of this Amendment No. 1, was $9.37.

This Amendment No. 1 is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as specifically provided herein, the information contained in the Schedule TO and the Original Offer to Purchase and the other documents that constitute part of the Offer remain unchanged. The information contained in the Offer to Purchase and the related Amended Letter of Transmittal is hereby expressly incorporated by reference in response to all items of the Schedule TO, and as more particularly set forth below. Such information amends and supplements the information previously incorporated by reference in the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Original Offer to Purchase, the Supplement, the Amended Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time. Every item in the Schedule TO is automatically updated, to the extent such item incorporates by reference any section of the Offer to Purchase that is amended or supplemented therein. All capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented to reflect the amendment of the Original Offer to Purchase and the information in the related Offer Documents as follows:

•

All references to the price range for the Offer or the price at which the Company is offering to purchase Shares now mean a price of not greater than $10.00 nor less than $8.75 per Share (previously not greater than $8.00 nor less than $7.00 per Share).

•	All references to the minimum price or minimum Purchase Price in the Offer (previously $7.00 per Share) now mean a minimum price or minimum Purchase Price of $8.75 per Share.

•	All references to the maximum price or maximum Purchase Price in the Offer (previously $8.00 per Share) now mean a maximum price or maximum Purchase Price of $10.00 per Share.

•

All references to the approximate number of Shares to be purchased under the Offer, if the Offer is fully subscribed at a minimum Purchase Price of $8.75, now mean 11,428,571 Shares (and such number of Shares represents approximately 20% of the Company’s issued and outstanding Shares, or approximately 17% assuming conversion of all shares of Class B Common Shares of the Company, as of June 5, 2023).

•

All references to the approximate number of Shares to be purchased under the Offer, if the Offer is fully subscribed at a maximum Purchase Price of $10.00, now mean 10,000,000 Shares (and such number of Shares represents approximately 17% of the Company’s issued and outstanding Shares, or approximately 15% assuming conversion of all shares of Class B Common Shares of the Company, as of June 5, 2023).

•

All references to the closing market price for the Shares now mean a closing market price of $9.37 per Share on June 22, 2023, the last full trading day before the announcement of the amendment of the Offer.

•

All references to the Letter of Transmittal now include the Amended Letter of Transmittal, and all references to the Notice of Guaranteed Delivery now include the Amended Notice of Guaranteed Delivery.

•	All references to the Financing Condition are hereby deleted in their entirety.

In addition, the information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is being amended and/or supplemented by the Supplement, filed herewith as Exhibit (a)(1)(G), and the related Amended Letter of Transmittal, filed herewith as Exhibit (a)(1)(H), and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit No	Description

(a)(1)(G)*	Supplement to Offer to Purchase, dated June 23, 2023.

(a)(1)(H)*	Amended Letter of Transmittal.

(a)(1)(I)*	Amended Notice of Guaranteed Delivery.

(a)(1)(J)*	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 23, 2023.

(a)(1)(K)*	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 23, 2023.

(a)(7)	Press release announcing amendment of the Tender Offer, dated June 23, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on June 23, 2023).

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Designer Brands Inc.

By:	/s/ Jared A. Poff
Jared A. Poff
Executive Vice President and Chief Financial Officer

Date: June 23, 2023

Exhibit Index

Exhibit No	Description

(a)(1)(A)*	Offer to Purchase, dated June 8, 2023.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2023.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2023.

(a)(1)(F)*	Summary Advertisement, dated as of June 8, 2023.

(a)(1)(G)	Supplement to Offer to Purchase, dated June 23, 2023.

(a)(1)(H)	Amended Letter of Transmittal.

(a)(1)(I)	Amended Notice of Guaranteed Delivery.

(a)(1)(J)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 23, 2023.

(a)(1)(K)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 23, 2023.

(a)(2)	Annual Report on Form 10-K for the fiscal year ended January 28, 2023 filed on March 16, 2023.

(a)(3)	Quarterly Report on Form 10-Q for the quarter ended April 28, 2023 filed on June 8, 2023.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the intention to commence the Tender Offer, dated June 8, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 8, 2023.

(a)(6)*	Press release announcing the commencement of the Tender Offer, dated June 8, 2023.

(a)(7)	Press release announcing amendment of the Tender Offer, dated June 23, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on June 23, 2023).

(d)(1)	DSW Inc. 2005 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(2)	DSW Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(3)	First Amendment to DSW Inc. 2014 Long-Term Incentive Plan, dated January 31, 2018 (incorporated by reference to Exhibit 10.3.1 to the Company’s Annual Report on Form 10-K filed on March 26, 2019).

(d)(4)	Designer Brands Inc. 2014 Long-Term Incentive Plan (as Amended and Restated) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on July 14, 2020).

(d)(5)	Form of Restricted Stock Units Award Agreement (incorporated by reference to Exhibit 10.3.2 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(6)	Form of Non-Employee Director Stock Unit Award (incorporated by reference to Exhibit 10.3.3 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(7)	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.3.4 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(8)	Form of Performance-Based Restricted Stock Units Award Agreement (incorporated by reference to Exhibit 10.3.5 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(9)	Form of Performance Share Agreement (incorporated by reference to Exhibit 10.3.8 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(10)	Form of Director Stock Unit (incorporated by reference to Exhibit 10.3.9 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(11)	Designer Brands Inc. Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(12)	Employment Agreement, dated March 27, 2009, between William L. Jordan and DSW Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K filed on April 1, 2009).

(d)(13)	First Amendment to Employment Agreement, dated November 9, 2015, between William L. Jordan and DSW Inc. (incorporated by reference to Exhibit 10.29.1 to the Company’s Annual Report on Form 10-K filed on March 24, 2016).

(d)(14)	Standard Executive Severance Agreement, dated July 20, 2016, between Jared Poff and DSW Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on September 1, 2016).

(d)(15)	Standard Executive Severance Agreement, dated April 9, 2020, between Mary Turner and Designer Brands Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(16)	Standard Executive Severance Agreement, dated April 9, 2020, between James Weinberg and Designer Brands Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(17)	Amended Executive Severance Agreement, dated January 4, 2023, between David H. Howe and Designer Brands, Inc. (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(g)	None.

(h)	None.

107*	Calculation of Filing Fees.

*	Previously filed.